Exhibit 99.1

Distribution of Faurecia shares and cash has become unconditional

Amsterdam, March 10, 2021 – Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) (“Stellantis”) announced today that the previously announced conditional distribution (the “Distribution”), pursuant to a capital reduction, by Stellantis to the holders of its common shares of up to 54,297,006 ordinary shares of Faurecia S.E. (“Faurecia”) and up to €308 million in cash, being the proceeds received by Peugeot S.A. from the sale of ordinary shares of Faurecia in October 2020, has become unconditional.
As previously announced, the calendar for the Distribution will be as follows: (i) ex-date on Monday, March 15, 2021; and (ii) record date on Tuesday, March 16, 2021. Holders of Stellantis common shares will be entitled to: (i) 0.017029 ordinary shares of Faurecia; and (ii) €0.096677 for each common share of Stellantis they hold on the record date for the Distribution. The cash portion of the Distribution will be paid on Monday, March 22, 2021, and holders of Stellantis common shares traded on the New York Stock Exchange will receive it in U.S. dollars at the official USD/EUR exchange rate reported by the European Central Bank as of March 11, 2021.
Generally, the ordinary shares of Faurecia will be delivered to holders of Stellantis common shares entitled thereto on Monday, March 22, 2021, subject to the restrictions and requirements set forth below.
As the ordinary shares of Faurecia are not currently eligible for clearing and settlement through the Depository Trust Company (DTC) or on a register maintained in the U.S., in order to receive the Faurecia ordinary shares pursuant to the Distribution, shareholders holding Stellantis common shares in a DTC participant account or as a registered holder on the Stellantis U.S. share register are required to provide details of a securities account with an intermediary participating in Euroclear France on which their entitlement to the Faurecia ordinary shares may be delivered. Stellantis will be unable to deliver any Faurecia ordinary shares to shareholders holding Stellantis common shares in a DTC participant account or as a registered holder on the U.S. Stellantis share register unless they have made a valid election by 4:00 pm (U.S. Eastern Time) on Friday March 26, 2021.
Delivery to those holders who have made a valid election will occur on or about Thursday, April 1, 2021. Stellantis will make available an online election facility to make such election, and additional information in this respect has been published under the Investors section on Stellantis’s corporate website (www.stellantis.com) and in an Information Statement available at www.stellantis.com/en/investors/stock-and-shareholder-info/egm-8-march-2021 and submitted to the U.S. Securities and Exchange Commission on Form 6-K on Friday March 5, 2021.
If a valid election is not made, Stellantis will take whatever measures it will deem practicable with respect to the Faurecia ordinary shares which non-electing shareholders would otherwise have been entitled to receive, including potentially appointing a broker to sell such shares in the market. There is no assurance regarding whether and when any such sale will be carried out or the proceeds will be distributed, the price per share that may be realized in the market, or the transaction costs that will be incurred.
Additional information related to the Distribution has been made available on the Investors section of the website of Stellantis at www.stellantis.com.
About Stellantis
Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis will leverage its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

@Stellantis	Stellantis	Stellantis	Stellantis

For more information contact:
Claudio D’AMICO: +39 334 7107828 - claudio.damico@stellantis.com
Karine DOUET: +33 6 61 64 03 83 -karine.douet@stellantis.com
Valérie GILLOT: +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Shawn MORGAN: +1 248 760 2621 - shawn.morgan@stellantis.com
www.stellantis.com

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the expectations of the combined group (the “Group”) resulting from the merger of FCA and Groupe PSA as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of the Group to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Group’s ability to expand certain of its brands globally; its ability to offer innovative, attractive products; its ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Group’s defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Group’s business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Group’s vehicles; the Group’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; the risk that the operations of Groupe PSA and FCA will not be integrated successfully and other risks and uncertainties.
Any forward-looking statements contained in this communication speak only as of the date of this document and the Group disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Group’s financial results, are included in FCA’s reports and filings with the U.S. Securities and Exchange Commission (including the registration statement on Form F-4 that was declared effective by the SEC on November 20, 2020), the AFM and CONSOB and PSA’s filings with the AMF.